Life Imaging Fla, Inc.



ANNUAL REPORT

330 3rd st s unit 605
Saint Petersburg, FL 33701
lifeimagingfla.com

This Annual Report is dated May 13, 2020.

BUSINESS

We do preventative screening for the early detection of the two of the biggest killers of humans on the planet, Heart Disease and cancer using EBT ct scanner. We use the first FDA approved EBT scanner for early detection of Heart disease. We have developed a unique proprietary model that makes Heart and full—body cancer screening affordable for everyone, early detection absolutely saves lives!

Competitors and Industry

We have taken a proprietary direct marketing approach that is unique to us. We have developed a way to make Heart Scans and full—body cancer screening affordable for everyone. Our unique proactive business model saves lives on a regular basis, rather than a reactive approach used in medicine until now for both heart disease and cancer because insurance will in most cases not pay for any preventative screening like this. Our unique and affordable proactive business model is very effective at saving lives due to early detection. We are one of only two companies in the U.S. with this all—cash pay affordable screening system.

Current Stage and Roadmap

The founder did a soft opening under another company to determine the effectiveness of both the marketing and fulfillment process. The founder did over 500k in sales in the first 4 months in the Tampa Bay area with another company (with a net profit of approximately $195,134.00 in the first 3 months of operation). Life Imaging has everything in place now to expand into the South Florida market. The Miami metro market is over twice the size of Tampa Bay with over 7m people, 8th largest market in the U.S. and is full of retired Baby Boomers that have retired well in Florida and would like to live a Happy Healthy retirement. They are our ideal customer 45—75 yrs. old both male and female. The average median income in Tampa is about 48k its 72k in Miami Metro market. This includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton. This area is collectively known as the "Gold Coast" It simply is one of the nation's leading retirement areas and ideal for Life Imaging! There is no one in this market operating with our business model.

We will expand into the Miami metro market as soon as funding is complete, within the next 100 days or so. ASAP, Myself and my Partner Judy Richburg and my sales director Steve Fennell are all moving there as well.

Previous Offerings

Between October 28, 2019 and May 14, 2020, we sold 48,906 [shares of common stock] in exchange for $2.00 per share under Regulation Crowdfunding.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity Final
  amount sold: $150.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Money used to incorporate the company Date: July 17, 2019
  Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

We are operating pre revenue, we are seeing momentum in the raise in 2019, to date we have raised a total of $193,408.00 and are now committing more funding to the raise to escalate this necessary funding for success.

Liquidity and Capital Resources

At December 31, 2019, the Company had no cash on hand.

I have a promissory note for 476k from a sale of another business coming in over the next 16 months I am committing to the business. In addition to the equity crowdfunding campaign we are about to begin with Start Engine.

Debt

Indebtedness

- Creditor: J. Thomas Graham
  Amount Owed: $5,746.00 Interest
  Rate: 0.0%
Maturity Date: January 01, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: J. Thomas Graham
J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President/CEO, Secretary and Chief Operating Officer
Dates of Service: January 01, 2019 —Present
Responsibilities: Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development, customer service ect...... 100k salary once we get going. My equity depending on how much we raise will be around 60—70% I think the raise if we raise the 1.07m equity is about 27%.

Other business experience in the past three years:

- Employer: Innovative Business Resources Inc.
  Title: President/ CEO
Dates of Service: December 01, 2014 —Present
Responsibilities: Business Consulting, Business development, VC, Unique direct marketing platforms. Innovating in all areas of business growth.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas Graham	1,500,000	Common Stock	100.0

RELATED PARTY TRANSACTIONS

- Name of Entity: J. Thomas Graham
  Relationship to Company: Officer

Nature / amount of interest in the transaction: J. Thomas Graham, the Company's CEO and majority shareholder.

Material Terms: During the period ended July 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150. During the period ended   July

31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At July 31, 2019, the amount of advances outstanding is $5,696, respectively, and are recorded under 'Advances

— Related Party' on the consolidated balance sheets.

OUR SECURITIES

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common stock

The amount of security authorized is 4,000,000 with a total of 1,500,000 outstanding.

Voting Right

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Life Imaging Fla, Inc

By   /s/ J. Thomas Graham
        _____

        Name   J. Thomas Graham
        :

        Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, J.Thomas Graham, Principal Executive Officer of Life Imaging Fla, Inc, hereby certify that the financial statements of Life Imaging Fla, Inc included in this Report are true and complete in all material respects.

/s/ J. Thomas Graham

_____

Principal Executive Officer



LIFE IMAGING FLA, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

As of January 1, 2019 (Inception) to December 31, 2019

LIFE IMAGING FLA, INC.

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Life Imaging FLA, Inc.
330 3rd St S Unit 605
St. Petersburg, FL 33703

We have reviewed the accompanying financial statements of Life Imaging FLA, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for the period of January 1, 2019 (date of inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Life Imaging FLA, Inc.'s date of inception was January 1, 2019 and has not yet begun operations as of December 31, 2019, relies on management to fund operations, and has incurred a net loss. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 27, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

LIFE IMAGING FLA, INC.

BALANCE SHEET

As of December 31, 2019

(unaudited)

	2019
Assets	
Current assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
Liabilities and stockholders' equity	
Current liabilities:	
Bank overdraft	$ 63
Advances - related party	13,600
Total current liabilities	13,663
Total liabilities	13,663
Commitments & contingencies	-
Stockholders' equity	
Common stock, 4,000,000 shares authorized, $.0001, par value;	
1,502,424 shares issued outstanding at December 31, 2019	150
Additional paid-in capital	4,848
Accumulated deficit	(18,661)
Total stockholders' equity (deficit)	(13,663)
Total liabilities and stockholders' equity	$ -

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.

STATEMENT OF OPERATIONS

From January 1, 2019 (Inception) to December 31, 2019

(unaudited)

	2019
Revenue	$ -
Operating expenses	
General and administrative	1,522
Travel expenses	2,783
Owners compensation	3,941
Other operating expenses	10,415
Total operating expenses	(18,661)
Net loss before income taxes	(18,661)
Provision for income taxes	-
Net loss	$ (18,661)

See accountants' review report and accompanying notes to the financial statements.

3

LIFE IMAGING FLA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
From January 1, 2019 (Inception) to December 31, 2019
(unaudited)

	Common Stock		APIC		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount						
January 1, 2019 (inception)	-	$ -	$	-	$	-	$	-
Issuance of founder shares	1,500,000	150						150
Issuance of investor shares	2,424	-		4,848				4,848
Net income (loss)						(18,661)		(18,661)
Balance - December 31, 2019	1,502,424	$ 150	$	4,848	$	(18,661)	$	(13,663)

See accountants' review report and accompanying notes to the financial statements.

4

LIFE IMAGING FLA, INC.
STATEMENT OF CASH FLOWS
From January 1, 2019 (Inception) to December 31, 2019
(unaudited)

	2019
Cash flows from operating activities	
Net income (loss)	$ (18,661)
Adjustments to reconcile net income (loss) to net cash	
provided (used) by operating activities:	-
Changes in operating assets and liabilities:	
Related-Party Advances	13,600
Bank overdraft	63
Net cash used by operating activities	(4,998)
Cash flows from financing activities	
Funds received from issuance of equity securities	4,998
Net cash provided by financing activities	4,998
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using an Electronic Beam Tomography (EBT) CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019, the Company recognized $449 in advertising costs, recorded under 'Other operating expenses' on the statement of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a tax net operating loss (NOL) of $18,661 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Subsequent to December 31, 2019, the Company continued to sell 39,277 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $73,530 and had a subscription receivable of $14,720 related to the sale of these shares as of April 27, 2020. In connection with this offering, the Company incurred offering costs of $9,235

The Company has evaluated subsequent events from December 31, 2019 to April 27, 2020, the date the financial statements were issued, and has determined that there are no items other what is disclosed above.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $18,661 and is in the startup phase, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets.

During the period ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150.

NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2019, the Company has 4,000,000 authorized shares of $.0001 par value common stock.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 2,424 shares to investors, totaling $4,848.

At December 31, 2019, the Company had 1,502,424 shares issued and outstanding.